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EXHIBIT 12.1

UNIVISION COMMUNICATIONS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
FIVE YEARS ENDED DECEMBER 31, 2002
AND SIX MONTHS ENDED JUNE 30, 2002 AND 2003
(Amounts in thousands, except ratios)

	FISCAL YEAR ENDED DECEMBER 31,					SIX MONTHS ENDED JUNE 30,
	1998	1999	2000	2001	2002	2002	2003
Income before taxes and equity losses	$51,039	$175,578	$229,832	$160,171	$162,309	$58,468	$97,104
Fixed charges	40,945	32,884	36,902	64,171	101,250	50,951	43,515

Total earnings	$91,984	$208,462	$266,734	$224,342	$263,559	$109,419	$140,619
Fixed charges:
Interest expense	$35,830	$27,459	$30,097	$53,463	$87,233	$43,633	$37,212
Estimate of interest within rent expense	3,438	3,984	5,444	8,220	10,171	5,386	4,401
Amortization of debt expenses	1,677	1,441	1,361	2,488	3,846	1,932	1,902

Total fixed charges	$40,945	$32,884	$36,902	$64,171	$101,250	$50,951	$43,515
Preference dividends	$606	$540	$518	$70	$25	$25	—
Ratio of income before taxes to net income	2.38	2.10	1.92	2.15	1.71	1.79	—

Preference dividends on pre-tax basis	$1,445	$1,132	$997	$150	$43	$45	—

Combined fixed charges and preference dividends	$42,390	$34,016	$37,899	$64,321	$101,293	$50,996	$43,515
Ratio of Earnings to Fixed Charges	2.2	6.3	7.2	3.5	2.6	2.1	3.2
Ratio of Earnings to Combined Fixed Charges and Preference Dividends	2.2	6.1	7.0	3.5	2.6	2.1	3.2

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UNIVISION COMMUNICATIONS INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS FIVE YEARS ENDED DECEMBER 31, 2002 AND SIX MONTHS ENDED JUNE 30, 2002 AND 2003 (Amounts in thousands, except ratios)